UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2010

Commission File No. 001-32846

CRH public limited company

(Translation of registrant’s name into English)

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (No. 333-166313) and Form S-8 (Nos. 333-165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

November 30, 2010

CRH Announces Cash Tender Offers by CRH America, Inc. and CRH plc

CRH plc (“CRH”) announces separate cash tender offers (each an “Offer”, and collectively, the “Tender Offer”) by CRH and its wholly owned subsidiary, CRH America Inc. (“CRH America”) with respect to four separate series of outstanding debt securities (the “Notes,” and each a “Series” of Notes) issued by CRH America and guaranteed by CRH.

The terms and conditions of the Tender Offer are described in the Offer to Purchase dated November 30, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) to be distributed to holders of the Notes. The following table sets forth certain terms of the Tender Offer:

Title of Security	CUSIP/ISIN	Outstanding Principal Amount		Fixed Spread (basis points)	Reference U.S. Security Treasury	Bloomberg Reference Page	Acceptance Priority Level	Early Tender Premium(1)		Maximum Purchase Sublimit
Offers to purchase up to US$750,000,000 aggregate principal amount:
CRH America Offers:
6.95% Notes due 2012(2)	12626PAD5 / US12626PAD50	US$	1,000,000,000	50	1.375% U.S. Treasury Note due 3/15/2012	PX4	1	US$	30		N/A
5.625% Notes due 2011	12626PAH6 / US12626PAH64	US$	500,000,000	30	1.00% U.S. Treasury Note due 9/30/2011	PX3	2	US$	30		N/A
5.30% Notes due 2013	12626PAE3 / US12626PAE34	US$	700,000,000	170	0.50% U.S. Treasury Note due 10/15/2013	PX5	3	US$	30	US$	50,000,000

Offer to purchase up to US$50,000,000 aggregate principal amount:
CRH Offer:
6.40% Notes due 2033	12626PAF0 / US12626PAF09	US$	248,667,000	220	3.875% U.S. Treasury Note due 8/15/2040	PX8	N/A	US$	30		N/A

(1)	Per US$1,000 principal amount of Notes that are accepted for purchase.
(2)	Eligible for early settlement, subject to the terms and conditions set forth in the Offer to Purchase.

The Tender Offer consists of four separate Offers on the terms set forth in the Offer to Purchase, with three Offers by CRH America (the “CRH America Offers”) to purchase up to US$750,000,000 aggregate principal amount (the “CRH America Tender Cap”) of the outstanding 6.95% Notes due 2012, the outstanding 5.625% Notes due 2011 and the outstanding 5.30% Notes due 2013, provided that the purchase of the outstanding 5.30% Notes due 2013 will be subject to an aggregate purchase sublimit of US$50,000,000 (the “Maximum Purchase Sublimit”) and with one Offer by CRH to purchase up to US$50,000,000 (the “CRH Tender Cap”, and together with the CRH America Tender Cap, the “Tender Caps”, and each, a “Tender Cap”) of the outstanding 6.40% Notes due 2033 (the “CRH Offer”).

None of the Offers is conditioned upon any minimum amount of Notes being tendered or the consummation of the other Offers and each Offer may be amended, extended or terminated individually. CRH America will apply the CRH America Tender Cap first to purchase the outstanding 6.95% Notes due 2012, and second, to the extent any amount remains, to purchase the outstanding 5.625% Notes due 2011 and third, to the extent any amount remains, CRH America will apply the balance to purchase up to an aggregate principal amount of the outstanding 5.30% Notes due 2013 equal to the lesser of (i) the remaining CRH America Tender Cap and (ii) the Maximum Purchase Sublimit, subject, in each case, to proration as applicable. The amounts of each Series of Notes that are purchased in the CRH America Offers and CRH Offer may be prorated as set forth in the Offer to Purchase.

The Offers will expire at 11:59 p.m., New York City time, on December 28, 2010, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). Holders of Notes must validly tender and not validly withdraw their Notes at or before 5:00 p.m., New York City time, on December 13, 2010, unless extended (such time and date, as the same may be extended, the “Early Tender Time”) to receive the Total Consideration (as defined below), which includes an early tender premium of $30 per $1,000 principal amount of Notes accepted for purchase (the “Early Tender Premium”). Holders of Notes who validly tender their Notes after the Early Tender Time will only be eligible to receive the Total Consideration minus the Early Tender Premium (the

“Tender Offer Consideration”). Notes tendered before the Early Tender Time may be validly withdrawn at any time at or before the Early Tender Time, but not thereafter unless otherwise required by law. Notes tendered after the Early Tender Time may not be validly withdrawn, unless otherwise required by law. Subject to the terms and conditions set forth in the Offer to Purchase, CRH America expects to accept and purchase, promptly after the Early Tender Time, a portion of the 6.95% Notes due 2012 validly tendered and not validly withdrawn at or before to the Early Tender Time as set forth in the Offer to Purchase.

Payment of the Total Consideration or the Tender Offer Consideration, as the case may be, to Holders of Notes that are accepted for purchase is expected to be made on December 29, 2010 (the “Final Settlement Date”), other than the portion of 6.95% Notes due 2012 which are accepted for purchase, and for which payment will be made, promptly after the Early Tender Time, as described further in the Offer to Purchase (such date, the “Early Settlement Date”; each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”). Holders who validly tender and do not validly withdraw their Notes and whose Notes are accepted for purchase in the Offers will also be paid on the applicable Settlement Date accrued and unpaid interest from the last interest payment date up to, but excluding, the applicable Settlement Date.

The “Total Consideration” for each Series per each $1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Offers will be determined in the manner described in the Offer to Purchase by reference to a fixed spread, specified for the Series over the yield based on the bid side price of the U.S. Treasury Security specified on the front cover of the Offer to Purchase, as calculated by J.P. Morgan Securities LLC, UBS Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc. at 2:00 p.m., New York City time, on December 13, 2010 (subject to certain exceptions set forth in the Offer to Purchase).

The Tender Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase, including, in the case of the CRH America Offers, the consummation by CRH America of a public offering of no less than US$750,000,000 in aggregate principal amount of unsecured senior debt securities that closes no later than the Expiration Time on terms reasonably satisfactory to CRH America, as described in the Offer to Purchase.

CRH America and CRH have retained J.P. Morgan Securities LLC, UBS Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and RBS Securities Inc. to serve as dealer managers for the Tender Offer. D.F. King & Co., Inc. has been retained to serve as the information and tender agent.

For additional information regarding the terms of the Tender Offer, please contact: J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3118 (collect) or UBS Securities LLC at (888) 719-4210 (toll free) or (203) 719-4210 (collect). Requests for documents may be directed to D.F. King & Co., Inc. at (800) 901-0068 (toll free) or (212) 269-5550 (collect for banks and brokers).

CRH America’s and CRH’s respective obligations to accept any Notes tendered and to pay the Total Consideration or the Tender Offer Consideration, as the case may be, are set forth solely in the Offer to Purchase and Letter of Transmittal.

CRH America and CRH may each amend, extend or terminate any Offer at any time in their sole discretion.

This news release is neither an offer to purchase nor a solicitation of an offer to sell Notes, nor is it a solicitation for acceptance of the Tender Offer. CRH America and CRH are making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the Letter of Transmittal. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of CRH, its management, CRH America, J.P. Morgan Securities LLC, UBS Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and RBS Securities Inc. or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender Notes in response to the Tender Offer.

DISCLOSURE NOTICE: Some statements in this news release may constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. A description of risks and uncertainties can be found in the Annual Report on Form 20-F of CRH and its other public filings and press releases. Except as required by law, neither CRH nor CRH America assumes any obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

For more information contact:

J.P. Morgan Securities LLC Dealer Manager Tel: (866) 834-4666 (toll free) Tel: (212) 834-3118 (collect) CRH plc Investor Relations Tel: +353 1 404 1000	UBS Securities LLC Dealer Manager Tel: (888) 719-4210 (toll free) Tel: (203) 719-4210 (collect)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)
Date November 30, 2010

	By:	/S/ M. CARTON
M. Carton
Finance Director